SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure:	Press release dated February 27, 2005 regarding the appointment of Didier Lombard as Chairman and CEO of France Telecom.

Paris, February 27, 2005

Press Release

Didier Lombard appointed Chairman and CEO of France Telecom

The Board of Directors of France Telecom convened on Sunday February 27, 2005. The Board acknowledged the resignation of Thierry Breton and co-opted Didier Lombard as Director upon the recommendation of the Board’s Selection Committee.

The Board of Directors of France Telecom appointed Didier Lombard Chairman and CEO of France Telecom.

Didier Lombard, Chairman of France Telecom, made the following statement: “I am extremely honored by the responsibility conferred on me today by the Board of Directors. I should like, on behalf of the Board, to pay a warm and friendly tribute to Thierry Breton, who directed the Group’s financial recovery, finalized the reintegration into the Group of strategic assets, and formulated a clear vision that will shape the Group’s strategy and development for several years to come. I am proud to have served the Group alongside him in the past. In the future, together with the management and employees of the France Telecom Group, we are determined to pursue our integrated-operator strategy, to make even faster progress in implementing our vision in service of our customers, and to continue along the path of operational excellence in furtherance of our financial commitments.”

Media contact:

Nilou du Castel

nilou.ducastel@francetelecom.com

+33 1 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 28, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information